FORM 4

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

     / / Check this box if no longer subject to Section 16. Form 4 of Form 5 obligations may continue. See Instruction 1(b).

1.       Name and Address of Reporting Person

                  GOEBEL, STEVEN C.
                  4019 S.W. DOWNSVIEW COURT
                  PORTLAND, OR  97221

2.       Issuer Name and Ticker or Trading Symbol

                  PORTLAND BREWING COMPANY

3.       IRS or Social Security Number of Reporting Person (Voluntary)



4.       Statement for Month/Year

                  12/00

5.       If Amendment, Date of Original (Month/Year)


6.       Relationship of Reporting Person to Issuer (Check all Applicable)

                  /X/      Director
                  / /      Officer (give title below)
                  / /      10% Owner
                  / /      Other (specify below)

7.       Individual or Joint/Group Filing (Check Applicable Line)

                  /X/      Form filed by One Reporting Person
                  / /      Form filed by More than One Report Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.       Title of Security (Instr. 3)

                  (i)      Common Stock
                  (ii)     Common Stock
                  (iii)    Common Stock
                  (iv)     Common Stock
                  (v)      Common Stock
                  (vi)     Common Stock

2.       Transaction Date (Month/Day/Year)

                  (i)      12/28/00
                  (ii)     12/28/00
                  (iii)    12/28/00
                  (iv)     12/28/00
                  (v)      12/28/00
                  (vi)     12/28/00

3.       Transaction Code (Instr. 8)


                  (i)      Code:           J(1)
                           V:
                  (ii)     Code:           J(2)
                           V:
                  (iii)    Code:           J(3)
                           V:
                  (iv)     Code:           J(4)
                           V:
                  (v)      Code:           J(5)
                           V:
                  (vi)     Code:           J(6)
                           V:

4.       Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

                  (i)      Amount:         900,000
                           (A) or (D):     D
                           Price:          $0
                  (ii)     Amount:         220,023
                           (A) or (D):     A
                           Price:          $0
                  (iii)    Amount:         4,824
                           (A) or (D):     A
                           Price:          $0
                  (iv)     Amount:         4,824
                           (A) or (D):     A
                           Price:          $0
                  (v)      Amount:         4,824
                           (A) or (D):     A
                           Price:          $0
                  (vi)     Amount:         220,023
                           (A) or (D):     A
                           Price:          $0

5.       Amount of Securities Beneficially Owned at End of Month
         (Instr. 3 and 4)

                  I:       234,495
                  D:       220,023

6.       Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)

                  (i)      I
                  (ii)     I
                  (iii)    I
                  (iv)     I
                  (v)      I
                  (vi)     D

7.       Nature of Indirect Beneficial Ownership (Instr. 4)

                  (i)      By Lake Oswego Brewing
                  (ii)     By wife's trust
                  (iii)    By son
                  (iv)     By son
                  (v)      By daughter
                  (vi)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If this form is filed by more than one reporting person, see Instruction 4(b)(v).

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  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)


1.       Title of Derivative Security (Instr. 3)


2.       Conversion or Exercise Price of Derivative Security


3.       Transaction Date (Month/Day/Year)


4.       Transaction Code (Instr. 8)

                  Code:

                  V:

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

                  (A):

                  (D):

6.       Date Exercisable and Expiration Date (Month/Day/Year)

                  Date Exercisable:

                  Expiration Date:

7.       Title and Amount of Underlying Securities (Instr. 3 and 4)

                  Title:

                           Amount or Number of Shares:

8.       Price of Derivative Security (Instr. 5)

9.       Number of Derivative Securities Beneficially Owned at End of Month
         (Instr. 4)

10.      Ownership Form of Derivative Security: Direct (D) or Indirect (I)
         (Instr. 4)

11.      Nature of Indirect Beneficial Ownership (Instr. 4)


     Explanation of Responses:




(1) Lake Oswego Brewing Company made a pro rata distribution of the 900,000 shares of Portland Brewing Company to its shareholders on December 28, 2000 in connection with a Plan of Complete Liquidation and Dissolution dated December 28 2000.
(2) The Elizabeth M. Goebel Trust was a shareholder of Lake Oswego Brewing Company, of which Elizabeth M. Goebel, wife of Mr. Goebel, is Trustee.
(3) Luke B. Goebel, minor son of Mr. and Mrs. Goebel, was a shareholder of Lake Oswego Brewing Company. Mr. Goebel is custodian for these shares.
(4) Marie E. Goebel, minor daughter of Mr. and Mrs. Goebel, was a shareholder of Lake Oswego Brewing Company. Mr. Goebel is custodian for 2,412 of these shares and Mrs. Goebel is custodian for 2,412 of these shares.
(5) Carl S. Goebel, minor son of Mr. and Mrs. Goebel, was a shareholder of Lake Oswego Brewing Company. Ms. Goebel, wife of Mr. Goebel is custodian for these shares.
(6) The Steven C. Goebel Trust was a shareholder of Lake Oswego Brewing Company, of which Mr. Goebel is Trustee.



/s/ Steven C. Goebel                          1/10/01
--------------------------------------------------------------
**Signature of Reporting Person                Date

Steven C. Goebel, President

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.
         If space provided is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained SEC 1474 (7/96) in this form are not required to respond unless the form displays a currently valid OMB number.

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